04024661

RECEIVED

2004 MAY -3 A 9:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAYER BROWN ROWE & MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

April 29, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith are the following documents, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated April 28, 2004.
2. Press Release, dated April 28, 2004- First Quarter Report 2004.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon Purcell

Sharon N. Purcell

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

File No. 82-4406

NEWS

SCHWARZ PHARMA

RECEIVED
2004 MAY -3 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

From:	Antje Witte	CORPORATE COMMUNICATIONS
Tel:	+49 2173 48 1866	Alfred-Nobel-Strasse 10
Fax:	+49 2173 48 1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com

April 28, 2004

SCHWARZ PHARMA to Present Phase II Data in Painful Diabetic Neuropathy

A highly promising drug to treat neuropathic pain presented at the American Academy of Neurology Annual Meeting (AAN), April 24 – May 1, 2004, San Francisco, California, USA

The results of a randomized, placebo-controlled, multicenter trial to investigate safety and efficacy of SCHWARZ PHARMA's harkoseride in painful diabetic neuropathy are presented in an oral presentation at the AAN in San Francisco, USA.

The trial demonstrated that harkoseride effectively and consistently reduced diabetic neuropathic pain and improved quality of sleep and the level of daily routine activity. The observed treatment effect over placebo was statistically significant and clinically relevant. The drug was well tolerated as the safety profile was comparable to placebo.

"This study has proven that harkoseride can successfully reduce neuropathic pain," says Dr. Aziz Shaibani, MD, FACP, Clinical Assistant Professor of Medicine, Baylor College of Medicine, Director Nerve & Muscle Center of Texas, Houston. "The drug in development provides strong clinical benefit and a very good safety profile. It may offer a needed alternative for patients suffering from painful diabetic neuropathy."

In this multi-center double-blind dose-escalation trial 119 patients with clinically diagnosed painful diabetic neuropathy had been randomized. Patients were titrated up to 400 mg/day. The four-week-maintenance period was followed by a one-week taper off phase. Primary variable was the reduction of neuropathic pain by harkoseride compared to placebo using the 11-point Likert scale. Additional secondary variables were changes in mood, quality of sleep and daily routine activities.

Harkoseride ("SPM 927") is an anti-convulsant drug with a novel unique mode of action. The phase III program which will treat patients for a total of 18 weeks started in the fourth quarter of 2003. The first results should be available in the third quarter of 2005.

Neuropathic pain is caused by a function disorder of the nervous system. In contrast to "normal" pain, neuropathic pain does not serve any warning function. Diabetic neuropathic pain is a very common chronic pain with approximately 11 million diabetics world-wide suffering from this chronic pain condition, caused by the disease progression associated with diabetes. Currently there is hardly any drug which relieves this pain and doctors and patients predominantly use anti-convulsants for the treatment.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. In 2003 the company achieved global sales of € 1,496 million, thereof 85% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome and benign prostatic hyperplasia. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.

File No. 82-4406

NEWS

SCHWARZ PHARMA

Author:	Antje Witte	CORPORATE COMMUNICATIONS
Phone:	+49 2173 48 1866	Alfred-Nobel-Straße 10
Fax:	+49 2173 48 1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com

April 28, 2004 – First Quarter Report 2004

SCHWARZ PHARMA Reports Positive Earnings

In the first quarter of 2004 sales declined as expected from €468.1 million to €226.2 million and net profit decreased from €54.6 million to €1.2 million. This was a result of the anticipated substantial lower sales of the generic omeprazole in the U.S. due to the competitive situation. In clinical development all projects advance according to plan. Submission of approval applications for the Parkinson patch is planed for the 3rd quarter of 2004. For the fiscal year 2004, SCHWARZ PHARMA's expectations for sales of €800 - €850 million and a marginally positive net income are unchanged.

"The reported figures are a solid base to reach our full year objectives" stated Patrick Schwarz-Schuette, Chairman of the Executive Board of SCHWARZ PHARMA AG. "We have invested the higher than expected omeprazol-earnings in the US into research and development. All our development projects are progressing well. In addition, we have acquired an innovative compound for pain conditions in February, which is currently in the pre-clinical phase. We continue to focus on increasing our activities in the US, the world's most important pharmaceutical market."

Outlook unchanged: Marginal Profit despite higher R&D budget

For 2004, SCHWARZ PHARMA's expectations for sales of €800 - €850 million and a marginally positive net income remain unchanged.

R&D: All development projects advance according to plan

Seven projects in the area of neurology and urology are currently in development by SCHWARZ PHARMA. Submission of approval applications for the Parkinson patch is planned for the 3rd quarter of 2004. The projects for the treatment of urinary incontinence, epilepsy and neuropatic pain are in the last development phase, Phase III. The compound PAC20030, which was acquired from AmorePacific Corp., Korea, in February 2004, is intended to offer a new alternative for the treatment of pain. This project is currently in the pre-clinical phase.

Sales and earnings development January –March 2004
Positive earnings

The SCHWARZ PHARMA Group achieved sales of €226.2 million in the first quarter of 2004 after €468.1 million in the first quarter of 2003. This is 51.7% less than in the first quarter of 2003. After adjustments for currency effects, sales decreased by 47.9% to €244.1 million. The reason for this decline was the expected substantial lower sales of the generic omeprazole in the U.S. due to the changes in the competitive situation.

The U.S. business posted sales of €95.8 million after €337.5 million (-71,6%). This decline is primarily attributable to the expected sales decrease of the generic drug omeprazole of the U.S. affiliate KUDCo. Nevertheless, with sales of €61.8 million generic omeprazole remained the essential sales contributor. The branded segment of the U.S. business was negatively impacted by the timing of customer orders. However, it is expected that these timing issues will reverse over the next quarters.
The development of a portfolio of new products for the U.S. market is progressing. The market launch of the first product, Trilyte® (polyethylene glycol), which extends the product line of the gastrointestinal drug Colyte® (polyethylene glycol), was initiated in February. Further launches are planned in the course of the year 2004.

The situation in the European markets was marked by drastic governmental interventions in the pricing in a number of countries. Nevertheless, total European sales declined only by 0.7% to €123.5 million. This was mainly attributable to the positive development in Germany, where sales increased by 9.0% to €53.0 million despite a difficult environment marked by the health care reform. The performance in Germany was primarily caused by a boost in demand in January 2004 by the wholesalers after they experienced significant outflows of stocks in December 2003 as a result of the above-average "stockpiling" of drugs by the patients in the run-up of the reform.

The Asian affiliates of SCHWARZ PHARMA increased their sales contribution by 9.8% to €7.0 million. After adjustments for currency effects, this increase actually totaled 24.6%.

The operating income declined from €110.1 million to €6.4 million. This considerable change is primarily a result of the new competitive situation of the generic drug omeprazole in the USA. At the same time the progress of the development projects resulted in an increase of research and development expense to €46.5 million (+48.9%). Income before taxes declined to €7.4 million, down from €112.3 million in the previous year. The consolidated net income was €1.2 million, compared to €54.6 million in the same quarter of the previous year. Corresponding earnings per share were €0.03.

**Statement of Cash Flows, Balance Sheet and Employees:
Positive Cash Flow, Equity Ratio 58%**

In the first quarter of 2004 the cash flow from operating activities increased to €7.6 million. Cash flow used in investing activities fell to €3.7 million. SCHWARZ PHARMA had capital expenditures for intangible assets and tangible assets such as the expansion of the production site in Zwickau, Germany, and the fine chemical site in Shannon, Ireland. Cash flow used in financing activities amounted to €6.5 million.

Short-term debt decreased by 47.7% to €7.2 million. At the same time, cash and cash equivalents rose by 1.2% to €210.1 million by March 31, 2004, compared to December 2003. Overall, a net cash position of €139.7 million was obtained.

Shareholder's equity increased by 2.2% to €590.0 million. The equity ratio increased from 55.8% as of December 31, 2003 to 58.0%. Total equity and liabilities decreased by 1.5% to €1,018.0 million by March 31, 2004.

As of March 31, 2004 the number of employees of the SCHWARZ PHARMA Group worldwide was 3,748. While the health care reform led to a cut of 170 jobs in Germany at the end of 2003, primarily in the fields of marketing and sales and administration, new employees were hired for research and development, especially in the U.S.

Key data from the first quarter report 2004:

SCHWARZ PHARMA Group

Income Statement (US-GAAP, € million)	Jan.-March 2003	Jan.-March 2004	Change in %
Net Sales	**468.1**	**226.2**	**-51.7%**
Cost of goods sold	92.4	81.7	-11.6%
Gross profit	375.7	144.5	-61.5%
Selling, general and administrative expense	144.4	81.6	-43.5%
Research and development expense	31.2	46.5	48.9%
Ammortization of intangible assets	8.3	7.3	-11.8%
Impairment expense FAS 144	26.9	0.0	n.a.
Other operating income (expense) - net	(54.8)	(2.8)	-94.9%
Operating result	**110.1**	**6.4**	**-94.2%**
Financial result	(1.4)	(0,0)	-97.8%
Other income (expense) - net	3.6	1.1	-69.8%
Income before income taxes and minority interest	**112.3**	**7.4**	**-93.4%**
Taxes on income	57.7	6.3	-89.1%
Minority interest	0.0	(0,0)	n.a.
Net income	**54.6**	**1.2**	**-97.8%**
Earnings per share in €*	1.22	0.03	
EBITDA (excluding one-time effect)	148.4	19.3	-87.0%
EBIT (excluding one-time effect)	140.1	6.5	-95.4%
Number of share			
*Annual average, million units	44.725	45.352	1.4%
Annual average, diluted, million units	46.115	45.871	-0.5%
Basis, March 31, million units	44.725	45.352	1.4%

This report is available on the Internet at: www.schwarzpharma.com

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with a focus on the therapeutic areas of neurology, urology as well as cardiovascular and gastro-intestinal diseases.The company is investing in research and development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome/incontinence and benign prostatic hyperplasia. SCHWARZ PHARMA has a strong multinational presence that includes affiliates in Europe, the U.S. and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Düsseldorf stock exchanges.
Contact: Antje Witte; Phone: +49 2173 48 1866; Internet: www.schwarzpharma.com